Exhibit 10.5

June 3, 2011

Thomas Bradbury
Founder, President
Labrador Technology, Inc.
171 Madison Ave.
Suite 1300
New York, NY 10016

Dear Tom,

We are pleased to present this engagement confirmation and Letter of Agreement.  We are looking forward to working with you and your team.  Upon execution of this letter by both parties, this letter will serve as your approval for MCorp Consulting to begin work on the project outlined in our proposal for services titled “Brand Mapping: A Brand Strategy and Messaging Proposal for Labrador Technology” under the general terms of the engagement as described there and on the following pages.

1.             Letter of Agreement: This Agreement (the “Agreement”) is for provision of professional services to Labrador Technology, Inc., located 171 Madison Ave. Suite 1300, New York, NY 10016 (“Labrador Technology”), by MCorp Consulting, a wholly-owned subsidiary of The Innes Group, Inc. (A California Corporation), located at 201 Spear Street, Suite 1100, San Francisco, California, herein referred to as MCorp. The parties acknowledge that this letter is a binding legal agreement, and that its terms cannot be modified except by mutual agreement of the parties.

2.             Project Description: MCorp agrees to provide research and consulting services to deliver a brand strategy and messaging platform (the “Services”). A detailed scope of work, including specific deliverables, required to accomplish this project is described in detail in pages 7-10 in the May 26, 2011 Proposal titled “Brand Mapping: A Brand Strategy and Messaging Proposal for Labrador Technology” which was presented to Labrador Technology via email on that same date (hereinafter, the “Project Description”).  The Project Description in its entirety is made as part of this Agreement, which is hereby incorporated into this Agreement as Exhibit “A”, Scope of Work. In the event of a conflict between the terms and conditions set forth in this letter and the Project Description, the terms and conditions of this letter will take precedence and control.

3.             Payment Schedule: Upon execution of this Agreement by both parties (the “Effective Date”), an amount equal to one-third of the total amount of fees specified in the Project Description (ie, seventy four thousand, two hundred seventy six dollars ($74,276) (the “Project Fee Total”) will be invoiced and due upon receipt of such invoice ($24,758). Based upon an estimated project timeline of approximately 14 weeks, the second invoice for an additional one-third of the Project Fee Total ($24,758) will be sent out 7 weeks after the Effective Date.

The third and final invoice for the remaining one-third of the Project Fee Total ($24,760) will be sent upon delivery of the final report and all deliverables specified in the Project Description, or 14 weeks after the Effective Date, whichever comes second. Out-of-pocket expenses are billed monthly as accrued, subject to the terms and conditions set forth in Section 4(b) of this Agreement. Except for the initial invoice which is due upon receipt, payments for invoices are due net 10 days from receipt.

4.             General Terms and Conditions

a.             Estimated Cost: MCorp will not incur professional fees in excess of the Project Fee Total without the prior written consent of Labrador Technology.  In the event that Labrador Technology agrees that MCorp may incur Service fees in excess of the Project Fee Total, the parties will mutually agree in writing as to the terms and conditions governing such additional Services.  In any event, additional work beyond the scope of this proposal will be priced no higher than the following: $175 per hour for project management and other staff time, $250 per hour for director time, and $375 per hour for senior consultant or partner time.

b.             Out-of-Pocket Expenses: Our fees do not include out-of-pocket expenses. Out-of-pocket expenses include (but are not limited to) color outputs, copies, faxes, deliveries, phone, travel, etc. All out-of-pocket expenses, including travel expenses, are billed at cost. Travel days are billed at a flat rate of $500 per day for all staff, but only for changes to this scope of work, and only as approved by Client in writing, in advance. Out of pocket expenses for the project are estimated not to exceed 10% of Project Fee Total, and if the demands of the project dictate expenses that exceed 10% of Project Fee Total, written approval will be obtained from Labrador Technology in advance of these expenses being incurred.  Out-of-pocket expenses $5,000 and up that are agreed to in advance by Labrador Technology are subject to a 50% deposit, payable to MCorp prior to ordering the service.

c.             Timelines: Time is of the essence in completing this work on strategy and on budget. MCorp acknowledges its responsibility to present work on schedule for client approval. Accordingly, MCorp expects Labrador Technology to review and approve the work in a timely fashion.

d.             Approvals: The current authorized approval sources for Labrador Technology are Thomas Bradbury. Labrador Technology shall review and approve all materials in writing.  Labrador Technology’s approval by any tangible medium (e.g. email) will be considered final approval. Any and all changes requested to or for approved materials are subject to an Estimate Addendum. Estimate Addenda note the requested changes, estimate their cost, and require timely approval in order to continue.  Estimate Addenda will not increase the Project Fee Total unless mutually agreed in writing by MCorp and Labrador Technology.

e.             Responsibility as to Style and Content: Client is responsible for the truth, accuracy, and legality of all content provided to MCorp by Labrador Technology. Client shall indemnify, hold harmless, and defend MCorp against any and all damages, liabilities, expenses (including attorney’s fees), resulting from any claims, actions, or suits made by a third party as a result of:

(a) claims, representations, statements or depictions in materials prepared or submitted by Labrador Technology (the “Labrador Technology Materials”); (b) defects in the client’s products or services; (c) allegations that copyright, trademark, patent or other rights of a third party have been infringed or violated by MCorp as a result of MCorp’s use of the Labrador Technology Materials. In any event, MCorp shall cease all use of, and return to Labrador Technology, all Labrador Technology Materials immediately upon written request by Labrador Technology for any reason.  Any indemnification obligations of Labrador Technology set forth in this Agreement shall be subject to the following conditions: (i) MCorp shall notify Labrador Technology in writing promptly upon learning of any claim or suit for which indemnification is sought; (ii) Labrador Technology shall have control of the defense or settlement; and (iii) MCorp shall reasonably cooperate with the defense, at Labrador Technology's expense.

f.              Responsibility as to Overall Relationship: Subject to paragraph 4(k) of this Agreement, Labrador Technology is responsible for providing access to internal resources and records as required to fulfill the terms of this engagement, as well as timely and accurate responses to all communications from MCorp. MCorp is responsible for meeting the timelines and budgets of this proposal, and for fulfilling the expectations of Labrador Technology as defined in the proposal and approved elements of this engagement.

g.             Revisions: Through a signed Estimate Addendum, Client will authorize revisions and any additional services in advance of any costs being accrued. Staff time required to complete any additional work beyond the scope of this Proposal will be priced at MCorp’s standard hourly rates for professional services, as follows: Staff time will be billed at a rate of $175 per hour. Senior consultants’ time will be billed at an hourly rate of $275 per hour. Partner and Director time is billed at the rate $375 per hour.

h.             Sales Tax: Sales tax will be billed as applicable under California State law.

i.              Termination: Either party may terminate this Agreement by providing written notice to the other party in the event that the other party has failed to cure a material breach within fifteen (15) days after written notice of such breach by the non-breaching party.   In the event of termination of this Agreement, MCorp will invoice and be paid for all time and materials expended. All additional out-of-pocket costs will be billed to the client and due and payable on receipt.

j.              Ownership: Upon final payment of all fees incurred under this Agreement, MCorp grants the Client full internal use of final deliverables, strategic plans, research findings, report data and recommendations. All deliverables, including but limited to draft plans, survey instruments, planning methodologies, processes, verbiage (e.g. plan copy), interface design or code (e.g. online survey instruments, source code), and other materials or processes developed or previously owned by MCorp  and used in the creation of any plans or materials, remain the sole property of MCorp.  All MCorp property is protected under applicable federal copyright and trademark laws.

MCorp may also use Client’s name and reference non-confidential work products resulting from this Agreement for the purposes of self-promotion.

k.             Confidentiality: For purposes of this Agreement, “Confidential Information” means information that a party desire to protect against disclosure, which is designated as confidential in writing at the time of disclosure or which, by its context, should reasonably be understood to be confidential. Both Parties to this Agreement acknowledge that Confidential Information includes, but is not limited to, business plans, trade secrets, customer information, methodology and processes, etc., and that Confidential Information may be exchanged by the parties. Therefore, both parties hereby agree to hold all Confidential Information received from the other party in strict confidence, and will strictly control all access to and distribution of any Confidential Information of the other party.

Specifically, and without limiting the generality of the foregoing, MCorp shall not, without the Client's express written permission, reveal or otherwise make available to any person or persons any Confidential Information regarding the Client's products, businesses, customers or methods of operation learned by MCorp during the term of this Agreement.

By the same token, Client will not reveal or otherwise make available to any person, persons or entity any confidential, privileged information or trade secrets regarding MCorp’s methodologies, products, systems or methods of operation (specifically including but not limited to Customer Experience MappingSM, Loyalty Mapping®, Brand MappingSM and Touchpoint Mapping®) learned by Client during the term of this contract. The provisions of this section will survive termination of this Agreement for a period of ten (10) years.

l.              Governing Law/Jurisdiction: This agreement, in its validity, construction and performance, shall be governed in all respects by the laws of the county of San Francisco, state of California, United States of America.

m.            Modification: This writing contains the entire agreement of the parties. No representations, understandings or prior agreements were made or relied on by either party, other than those expressly set forth. No agent, employee, or other representative of either party is empowered to alter any of the terms hereof.  Any alteration or modification of this Agreement shall be effective only if completed in writing and signed by an approved signatory of both parties.

n.             Warranty:  MCorp warrants that (i) it has the right to provide the Services hereunder, (ii) in providing the Services and any deliverables, MCorp has not improperly used or misappropriated patent, copyright, trademark, trade secret or other proprietary rights of any third party, (iii) the deliverables will meet the descriptions and requirements set forth in the Project Description, and (iv) MCorp will perform the Services in a good and workmanlike manner.

o.             Insurance:  MCorp shall maintain, at its own expense, sufficient insurance to cover its performance of services hereunder, including but not limited to, workers’ compensation insurance when required by law.

q.             Miscellaneous:The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision, the remaining provisions being deemed to continue in full force and effect.  Any notice to a party required or permitted hereunder shall be sufficiently given only when provided in writing, and either personally delivered or sent via certified or registered mail or recognized overnight delivery service to the party's address indicated herein.  A failure by either party to enforce any right under this Agreement shall not at any time constitute a waiver of such right or any other right, and shall not modify the rights or obligations of either party under this Agreement.

IN WITNESS WHEREOF, the above parties have set their hands and seal this 3rd day of June, 2011.

For MCorp Consulting:

MICHAEL HINSHAW
By: Michael Hinshaw	June 3, 2011
Its: President

For Labrador Technology:

THOMAS BRADBURY	6/7/11
By: Thomas Bradbury	Date
Its: Founder, President